ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский авто[illegible] обл., Российская Федерация, 628400
Тел.: (3462) 42-6[illegible], 42-64-95



«2nd» March 2005г. №13-11-107

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit news bulletins published in the Supplement to "Bulletin of the Federal Service of Financial Markets", #12 (730), dated February, 16, 2005 and #13 (731), dated February, 18, 2005 with information about the significant facts (events, actions) relevant to the financial and economic activity of OJSC"Surgutneftegas". Please find enclosed English-language translation of the documents.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** on phone **(7 095) 928 52 71** or **Andrey Serebriakov,** on **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 2 pages.

Sincerely yours,

Sergey Fyodorov

Vice-President,
Head of Securities

3/21

INFORMATION ON THE SIGNIFICANT FACT
"INFORMATION ON REORGANIZATION OF THE ISSUER'S SUBSIDIARY"

1. The Issuer's full corporate name: ***Open Joint Stock Company «Surgutneftegas».***

2. The Issuer's location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation.***

3. The Issuer's taxpayer identification number as assigned by the taxation authority: ***8602060555.***

4. The Issuer's unique code as assigned by the registering authority: ***00155-A.***

5. Code of the significant fact: ***0100155A14022005.***

6. The Internet resource used by the Issuer to publish information on significant facts: ***www.surgutneftegas.ru.***

7. Periodicals used by the Issuer to publish information on significant facts: ***"Prilozheniye k Vestniku FSFR Rossii", newspaper "Neft Priobya".***

8. Method of reorganization: ***transformation.***

9. The authorized body that has taken a decision giving grounds for reorganization, and the date when the decision was taken: ***OJSC "Surgutneftegas", the sole shareholder of CJSC "KIRISHIAVTOSERVIS", the decision was taken on November 12, 2004.***

10.1. Full corporate name of the reorganized legal body: ***Closed Joint Stock Company "KIRISHIAVTOSERVIS";***

10.2. Abbreviated corporate name of the reorganized legal body: ***CJSC "KIRISHIAVTOSERVIS";***

10.3. Location of the reorganized legal body: ***RF, the city of Saint-Petersburg.***

11.1. Full corporate mane of the legal body formed as a result of reorganization: ***Limited Liability Company "KIRISHIAVTOSERVIS";***

11.2. Abbreviated corporate name of the legal body formed as a result of reorganization: ***"LENGIPRONEFTEKHIM" LLC;***

11.3. Location of the legal body formed as a result of reorganization: ***RF, the city of Saint-Petersburg.***

12. The Issuer's share in the charter (reserve) capital of the commercial organization formed as a result of reorganization, as of the date of reorganization: ***100%.***

13. Date of reorganization: ***February 10, 2005.***

Director General of
OJSC "Surgutneftegas" V.L.Bogdanov

Date: February 14, 2005 Stamp

INFORMATION ON THE SIGNIFICANT FACT
"INFORMATION ON REORGANIZATION OF THE ISSUER'S SUBSIDIARY"

1. The Issuer's full corporate name: ***Open Joint Stock Company «Surgutneftegas».***

2. The Issuer's location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation.***

3. The Issuer's taxpayer identification number as assigned by the taxation authority: ***8602060555.***

4. The Issuer's unique code as assigned by the registering authority: ***00155-A.***

5. Code of the significant fact: ***0100155A10022005.***

6. The Internet resource used by the Issuer to publish information on significant facts: ***www.surgutneftegas.ru.***

7. Periodicals used by the Issuer to publish information on significant facts: ***"Prilozheniye k Vestniku FSFR Rossii", newspaper "Neft Priobya".***

8. Method of reorganization: ***transformation.***

9. The authorized body that has taken a decision giving grounds for reorganization, and the date when the decision was taken: ***OJSC "Surgutneftegas", the sole shareholder of OJSC "LENGIPRONEFTEKHIM", the decision was taken on November 12, 2004.***

10.1. Full corporate name of the reorganized legal body: ***Open Joint Stock Company "Institut po proyektirovaniyu predpriyatiy neftepererabatyvayushchey i neftekhimicheskoy promyshlennosti" ("Institute for Engineering of Petrochemical and Oil Refining Facilities");***

10.2. Abbreviated corporate name of the reorganized legal body: ***OJSC "LENGIPRONEFTEKHIM";***

10.3. Location of the reorganized legal body: ***RF, the city of Saint-Petersburg.***

11.1. Full corporate mane of the legal body formed as a result of reorganization: ***Limited Liability Company "Institut po proyektirovaniyu predpriyatiy neftepererabatyvayushchey i neftekhimicheskoy promyshlennosti" ("Institute for Engineering of Petrochemical and Oil Refining Facilities");***

11.2. Abbreviated corporate name of the legal body formed as a result of reorganization: ***"LENGIPRONEFTEKHIM" LLC;***

11.3. Location of the legal body formed as a result of reorganization: ***RF, the city of Saint-Petersburg.***

12. The Issuer's share in the charter (reserve) capital of the commercial organization formed as a result of reorganization, as of the date of reorganization: ***100%.***

13. Date of reorganization: ***January 24, 2005.***

Acting Director General of
OJSC "Surgutneftegas" N.I.Matveev

Date: February 10, 2005 Stamp